07023411

RECEIVED

MAY 10 A 10:

May 8, 2007

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549

SUPPL

Re: SEC File No. 082-34930
Mori Seiki Co., Ltd. (the "Company")
Rule 12g3-2(b) Exemption: Documents

Dear Sir/Madam:

1. This information is being furnished pursuant to Rule 12g3-2(b). Included is all information since our last correspondence to you under Rule 12g3-2(b) required to be furnished pursuant to Rule 12g3-2(b)(1)(iii). Attached hereto as Exhibit A is an English translation of a Japanese language document, and attached as Exhibit B is a brief description of a Japanese language document, as required to be submitted pursuant to Rule 12g3-2(b).

2. The information enclosed herewith is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

3. Should you have any questions in connection with this submission, please do not hesitate to contact Izumi Akai or Kenji Taneda of Sullivan & Cromwell LLP, Otemachi First Square East, 16F, 5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004 (telephone: 81-3-3213-6140; facsimile: 81-3-3213-6470).

Very truly yours,

Mori Seiki Co., Ltd.

PROCESSED
MAY 1 5 2007
THOMSON
FINANCIAL

By T. Hirate

Name: Toshihiko Hirate
Title: General Manager of the Accounting Department

(Enclosures)

dlw 5/10

TOKYO:34442.1

cc: Izumi Akai, Esq.
Kenji Taneda, Esq.
(Sullivan & Cromwell LLP)

File No. 082-34930

RECEIVED

2007 MAY 10 A 10:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Exhibit A

English Translation of a Japanese Language Document Submitted to Japanese Stock Exchanges, where Shares of the Company are Listed

1. Notice of Modifications to Business Forecasts of Fiscal Year 2006, dated April 6, 2007 and filed with the Tokyo Stock Exchange, Inc. and Osaka Securities Exchange Co., Ltd.

(Attachment: Notice of Modifications to Business Forecasts.)

To whom it may concern

April 6, 2007

Company Mori Seiki Co., Ltd.
(Code No. 6141 Tokyo Stock Exchange, Osaka Stock Exchange First Section)
Contact Director, Accounting/Finance HQ Executive Officer
Morikuni Uchigasaki
TEL (052) 587 - 1835

Notice of Modifications to Business Forecasts

This is to inform you that Mori Seiki Co., Ltd.'s business forecast for FY 2006 (April 1, 2006 —March 31, 2007) which was released in our Semi-Annual Settlement of Accounts on October 30, 2006, has been modified as outlined below.

1. Modifications to the FY 2006 Consolidated Business Forecast (April 1, 2006 — March 31, 2007)

(Units: million yen, %)

	Sales	Operating profit	Ordinary profit	Net profit
Previously released forecast (A) (October 30, 2006)	162,000	21,000	20,800	14,000
Modified forecast (B)	171,000	24,000	23,800	15,000
Amount of difference (B - A)	9,000	3,000	3,000	1,000
Percentage difference	5.6	14.3	14.4	7.1
(Reference) FY 2005 results	145,339	16,294	15,902	13,801

2. Modifications to the FY 2006 Individual Business Forecast (April 1, 2006 — March 31, 2007)

(Units: million yen, %)

	Sales	Operating profit	Ordinary profit	Net profit
Previously released forecast (A) (October 30, 2006)	138,000	18,000	17,800	12,500
Modified forecast (B)	143,000	22,000	21,800	14,000
Amount of difference (B - A)	5,000	4,000	4,000	1,500
Percentage difference	3.6	22.2	22.5	12.0
(Reference) FY 2005 results	124,144	13,770	13,401	13,284

3. Reasons for modifications to the consolidated and individual forecasts

Because of favorable business conditions this fiscal year, investments in plant and equipment from the machine tool industry have been increasing in Japan, especially in the automobile, general machinery, construction machinery, oil well equipment and semi-conductor industries. This increased demand for both replacement machines and new machines has contributed to the increase in overall demand.

There were satisfactory trends for investment for plant and equipment in the aircraft, energy and general machinery industries in Europe, the aircraft and energy industries in North America, and the automobile and general machinery industries in Asia.

For these reasons, sales increased on both a consolidated and an individual basis, so operating profit, ordinary profit and net profit increased accordingly.

※ Although this business forecast is based on the most current information available at time of publication, it contains various factors which cannot be determined with any degree of certainty, so the actual results may vary.

File No. 082-34930

Exhibit B

A Brief Description of a Japanese Language Document Submitted to Osaka Securities Exchange Co., Ltd., where Shares of the Company are Listed

1. A report, dated April 2, 2007 and filed with Osaka Securities Exchange Co., Ltd., regarding the change in the number of the Shares listed from 98,518,224.00 to 100,366,274.00 due to the exercise in March 2007of stock acquisition rights attached to convertible bonds.

END